UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                       SEC File Number 0-12440

                                                      CUSIP Number 66975L 10 5

(Check  One):
[  ]  Form  10-K  [  ] Form 20-F [ ] Form 11-K [x] Form 10-Q SB [ ] Form N-SAR

      For  Period  Ended:  September  30,  1996

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

Read  Instruction  (on back page) Before Preparing Form. Please Print or Type.

Nothing  in  this  form  shall  be  construed to imply that the Commission has
verified    any  information  contained  herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART  I  --  REGISTRANT  INFORMATION

Full  Name  of  Registrant:

                        NOTE BANKERS OF AMERICA, INC.

Former  Name  if  Applicable:

Address  of  Principal  Executive  Office  (Street  and  Number):
City,  State  and  Zip  Code:

                       770 S. Post Oak Lane, Suite 690
                              Houston, TX 77056


                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The  reasons  described  in  reasonable  detail  in
               Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion hereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Predecessor, essentially dormant business activity through August 30, 1996, consummated share exchange to acquire active business subsidiary and its active business subsidiaries as of September 15, 1996. Acquired companies financials unaudited and additional time required for audited consolidated financial statements. Review of all financial statement items will not be completed in time to finish preparation of report.

                                        (ATTACH  EXTRA  SHEETS  IF  NEEDED)


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Donald  DeYoung          713-840-0230

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          [X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X]  Yes  [  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Prior to acquisition of active business subsidiary and its subsidiary, Registrant was essentially dormant. Therefore significantly higher earnings and revenues could occur. Due to variable factors, including accounting issues relating to income recognition, specific quantitative estimates cannot be made at this time.

                        NOTE BANKERS OF AMERICA, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  NOVEMBER  14,  1996    By  /S/  E.  Donald  DeYoung
       -------------------        ------------------------
                                   E.  Donald  DeYoung
                                   President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

______________________________________________________________________________

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
______________________________________________________________________________

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 butneed not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).